Exhibit 99.21

Isotechnika Pharma Inc.

Interim Condensed Consolidated Financial Statements

(Unaudited)

Second quarter ended June 30, 2013

Isotechnika Pharma Inc.

Interim Condensed Consolidated Statements of Financial Position

(unaudited)

(in thousands of Canadian dollars)

	June 30, 2013 $	December 31 2012 $
Assets

Current assets
Cash and cash equivalents	478	184
Accounts receivable	188	183
Prepaid expenses and deposits	49	75

	715	442

Non-current assets
Property and equipment	61	88
Intangible assets	2,932	3,016
Investment (note 5(a))	368	592

Total assets	4,076	4,138

Liabilities and Shareholders’ Deficit

Current liabilities
Accounts payable and accrued liabilities	2,642	1,573
Drug supply payable (note 6)	1,698	1,698
Finance lease liability	24	36
Current portion of deferred revenue	340	338
Current portion of deferred lease inducements	—	8

	4,704	3,653

Non-current liability
Deferred revenue	2,417	2,593

	7,121	6,246

Shareholders’ deficit

Share capital
Common shares (note 7(a))	204,531	203,645
Warrants (note 7(b))	415	415
Contributed surplus	9,981	9,794
Deficit	(217,748)	(215,962)
Accumulated other comprehensive loss	(224)	—

Total shareholders’ deficit	(3,045)	(2,108)

Total liabilities and shareholders’ deficit	4,076	4,138

Going concern (note 2)
Contingencies (note 12)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Isotechnika Pharma Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(in thousands of Canadian dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2013 $	June 30, 2012 $	June 30, 2013 $	June 30, 2012 $

Revenue (note 5)

Licensing revenue	60	48	119	4,498
Research and development revenue	27	27	55	55
Contract services	—	15	2	37
Other	—	—	—	1,300

	87	90	176	5,890

Expenses
Research and development	452	817	790	1,619
Corporate and administration	503	991	1,001	1,977
Amortization of property and equipment	13	147	27	295
Amortization of intangible assets	69	67	138	132
Contract services	—	11	1	30
Other expense (income) (note 8)	43	400	5	4,634

	1,080	2,433	1,962	8,687

Net loss for the period	(993)	(2,343)	(1,786)	(2,797)

Other comprehensive income (loss)
Net change in fair value on Investment (note5(a))	(47)	—	(224)	—

Comprehensive loss for the period	(1,040)	(2,343)	(2,010)	(2,797)

Loss per share (note 9) (expressed in $ per share)
Basic and diluted net loss per common share	(0.005)	(0.013)	(0.009)	(0.016)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Isotechnika Pharma Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(in thousands of Canadian dollars)

	Common Shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ Equity (deficit) $

Balance – January 1, 2012	203,131	171	9,519	(206,275)	—	6,546
Stock-based compensation	—	—	51	—	—	51
Net loss for the period	—	—	—	(454)	—	(454)

Balance – March 31, 2012	203,131	171	9,570	(206,729)	—	6,143
Stock based compensation	—	—	37	—	—	37
Net loss for the period	—	—	—	(2,343)	—	(2,343)

Balance – June 30, 2012	203,131	171	9,607	(209,072)	—	3,837

Balance – January 1, 2013	203,645	415	9,794	(215,962)	—	(2,108)
Stock-based compensation (note 7)	—	—	106	—	—	106
Net loss for the period	—	—	—	(793)	—	(793)
Other comprehensive loss for the period	—	—	—	—	(177)	(177)

Balance – March 31, 2013	203,645	415	9,900	(216,755)	(177)	(2,972)
Stock-based compensation (note 7)	—	—	81	—	—	81
Issuance of units	886	—	—	—	—	886
Net loss for the period	—	—	—	(993)	—	(993)
Other comprehensive loss for the period	—	—	—	—	(47)	(47)

Balance – June 30, 2013	204,531	415	9,981	(217,748)	(224)	(3,045)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Isotechnika Pharma Inc.

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2013 $	June 30, 2012 $	June 30, 2013 $	June 30, 2012 $
Cash flow provided by (used in)

Operating activities
Net loss for the period	(993)	(2,343)	(1,786)	(2,797)
Adjustments for:
Amortization of deferred revenue	(87)	(75)	(174)	(4,553)
Amortization of property and equipment	13	147	27	295
Amortization of intangible assets	69	67	138	132
Amortization of deferred lease inducements	(4)	(4)	(8)	(9)
Loss on derivative financial asset	—	—	—	4,178
Change in derivative liability included in foreign exchange loss	—	(31)	—	(96)
Foreign exchange loss (gain) related to non-operating activities	—	(1)	—	33
Stock-based compensation	81	37	187	88
Gain on disposal of equipment	—	—	(67)	—

	(921)	(2,203)	(1,683)	(2,729)
Net change in other operating assets and liabilities (note 11)	531	(592)	1,090	(1,873)

Net cash used in operating activities	(390)	(2,795)	(593)	(4,602)

Investing activities
Proceeds of disposal of equipment	—	—	67	—
Patent costs	(48)	(9)	(54)	(18)
Restricted cash	—	849	—	—

Net cash generated from (used in) investing activities	(48)	840	13	(18)

Financing activities
Proceeds from issuance of units, net	486	—	486	—
Proceeds from issuance of promissory notes	400	—	400	—
Principal payments under capital lease	(4)	(11)	(12)	(22)

Net cash generated from (used in) financing activities	882	(11)	874	(22)

Effect of exchange rate changes on cash and cash equivalents	—	1	—	(33)

Increase (decrease) in cash and cash equivalents	444	(1,965)	294	(4,675)

Cash and cash equivalents – beginning of period	34	3,338	184	6,048

Cash and cash equivalents – end of period	478	1,373	478	1,373

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

1.	Corporate information

Isotechnika Pharma Inc. (“Isotechnika” or the “Company”) is a biopharmaceutical company, headquartered in Edmonton, Alberta, Canada. The Company was incorporated pursuant to the Business Corporations Act (Alberta). The Company is located at 5120-75 Street, Edmonton, Alberta T6E 6W2. The Company’s primary business is the development and commercialization of therapeutic drugs, and in particular its lead drug, voclosporin, which includes obtaining the necessary regulatory approvals and commercializing the drug. The Company currently has one inactive subsidiary company, Isotechnika Limited.

2.	Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The use of these principles may not be appropriate at June 30, 2013 as there are material uncertainties that may cast significant doubt that the Company will be able to continue as a going concern without raising additional funds.

The Company is in the process of a merger, as described in note 4. The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange, and the approval of Isotechnika’s shareholders. Management believes that the consolidation of the intellectual property through the merger, and reaching a settlement agreement with ILJIN Life Science Co., Ltd. (“ILJIN”) increases the likelihood of being able to raise the necessary funding to continue the development of voclosporin for the lupus indication. The combined entity will also continue to explore strategic global licensing transactions for the transplant indication.

The Company, on June 26, 2013 closed a private placement (First Unit Offering) for gross proceeds of $1,019,500 which included the conversion of $400,000 of promissory notes which were issued in April, 2013 as described in note 7. The proceeds will be used for working capital purposes and to complete the merger process.

While the Company believes that the First Unit Offering provides the Company with sufficient funding to continue its business in the ordinary course for a limited period of time following the closing of the Arrangement, management is of the view that additional funding will be required to fund the Company’s operations on a go-forward basis. Accordingly, the Company is proposing to conduct a Second Unit Offering as an additional step of the financing process as Described below. The timing for the closing of the Second Unit Offering has not been specified, but is intended to close following the completion of the Arrangement.

The Second Unit Offering will be comprised of up to 133,333,332 Second Units. Each Second Unit will be sold for $0.045, meaning that the Company will receive gross proceeds of up to $6,000,000. The Company will use the proceeds from the Second Unit Offering for its general corporate purposes, including funding outstanding obligations, and ongoing research and development of voclosporin for the lupus nephritis indication.

The Company is seeking shareholder approval for the issuance of the Second Units issued to subscribers and the securities underlying the Second Units at the Annual and Special Shareholders meeting to be held on August 15, 2013.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, is dependent on the ability of the Company and its partners to raise additional cash, complete development activities, receive regulatory approval and to be able to commercialize voclosporin in key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development, or curtail certain of the Company’s operations.

The outcome of these matters is dependent on a number of factors outside of the Company’s control. Given the nature of the biotechnology sector there is no assurance that any new financings or development partnerships will materialize on a timely basis or be obtained on favourable terms.

These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

3.	Basis of preparation

(a)	Basis of measurement

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2012 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

The accounting policies followed in these interim condensed consolidated financial statements are consistent with those of the previous financial year, except as described in (c) below.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 12, 2013.

(b)	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Change in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, consolidated financial statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC—12, Consolidation-Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company has assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 does not result in any change in the consolidation status of any of its subsidiaries or investees.

IFRS 13, fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as of January 1, 2013. The Company’s financial instruments consist largely of items measured at amortized cost and for which fair value approximates carrying value due to the short-term nature of the instruments. The only exception to this is the investment in shares of a private company, for which further information about fair value is disclosed in note 5(a).

IAS 1, amendment, presentation of items of other comprehensive income, the Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. Other comprehensive income consists of translation gains and losses related to the Company’s foreign operations and may be subsequently reclassified to net earnings. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

4.	Term sheet for merger and tripartite settlement agreement

The Company and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) on February 5, 2013 signed a binding term sheet (“Term Sheet”) for the merger of the two companies, resulting in a clinical stage pharmaceutical company focused on the global nephrology market.

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

Aurinia is a spin-out from Vifor Pharma. The Company signed a global Licensing and Collaboration Agreement effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License is for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Aurinia’s current leadership team is comprised primarily of former senior managers, directors and officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired in 2008. While at Aspreva, this management team executed a significant lupus nephritis study, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in an estimated 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively. It is expected that the merger will be accounted for as a business combination with Isotechnika being the acquirer.

In addition, Isotechnika and Aurinia have negotiated a definitive tripartite settlement with ILJIN pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10,000,000, plus up to $1,600,000 upon the new company reaching certain financing milestones. ILJIN will also own approximately 25% of the issued and outstanding shares of the merged company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), and the approval of Isotechnika’s shareholders at the Annual and Special Shareholders meeting to be held on August 15, 2013. The merged entity is expected to adopt Aurinia Pharmaceuticals Inc. as its new corporate name.

5.	Revenue and deferred revenue

Revenue is composed of:	Three months ended		Six months ended
	June 30, 2013 $	June 30, 2012 $	June 30, 2013 $	June 30, 2012 $
Licensing revenue
Aurinia	12	—	23	—
3SBio	33	33	66	66
Lux	15	15	30	30
ILJIN	—	—	—	4,402

	60	48	119	4,498
Research and development revenue
Paladin	27	27	55	55

Contract services	—	15	2	37
Other	—	—	—	1,300

	87	90	176	5,890

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

(a)	Licensing and Collaboration Agreement with Aurinia Pharmaceuticals Inc.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharmaceuticals Inc. (“Aurinia”).

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia. Aurinia issued the Company a share certificate representing 10% of the common shares of Aurinia. Aurinia had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia approximated $592,000 and therefore recorded the value of the investment in Aurinia shares at $592,000. The Company has recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company are to maintain the patent portfolio and pay for drug supply if costs exceed a certain amount. Deferred revenue is being amortized into licensing revenue as the Company incurs the costs related to meeting its obligations under the LCA.

The Company’s investment in Aurinia is carried at fair value, with changes in fair value recognized in other comprehensive income (“OCI”). These gains and losses may subsequently be reclassified into net loss in the statement of operations and comprehensive loss. Since Aurinia’s shares do not trade in a public market, the Company has used a form of comparable company valuation approach to determine fair value, categorized as level 3 in the fair value hierarchy. Due to the unique nature of Aurinia’s primary assets, being it’s license agreement with Isotechnika and it’s intellectual property related to lupus nephrology research (as discussed in note 4), management does not believe there are any comparable companies that trade publicly for which an indicative value could be obtained. As a result, it has compared the value of Aurinia to the value of the Company based on the proposed merger of the entities and the relative valuation formula agreed to by the parties and to be approved by the shareholders. Without providing for any adjustments for lack of liquidity or non-controlling interests, this approach results in a fair value of the investment of $368,000 at June 30, 2013. The change in fair value from December 31, 2012 of $224,000 has been recognized as a loss in OCI. If the value of the shares of Isotechnika were to increase or decrease by $0.01, this would result in an increase or decrease respectively in the value of the Aurinia shares of approximately $100,000. This investment is the only financial instrument measured at fair value in the statement of financial position at June 30, 2013, and is subject to recurring fair value measurements.

The Company has entered into a term sheet to merge with Aurinia and a definitive tripartite settlement agreement between the Company, ILJIN and Aurinia as more fully described in note 4.

(b)	Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5,000,000. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds of US$19,875,000 in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

The Company received $4,505,000 (US$4,500,000) of the license fee and the first private placement tranche of $2,377,000 (US$2,375,000) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8,500,000. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$9,000,000.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4,402,000 was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to Isotechnika’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012.

In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still existed. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision. Since the DDLA was not considered to have been terminated, the Company assessed whether it had an onerous contract under the provisions guidance of IAS 37, and concluded that no provision is required.

In January of 2013, ILJIN formally notified Isotechnika and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration.

Subsequently, the Company, ILJIN and Aurinia entered into a definitive tripartite settlement agreement whereby the DDLA will be terminated as more fully described in note 4.

(c)	Other revenue

In January, 2012 the Company satisfied an outstanding condition pursuant to an agreement with Lux for the sale of API such that $1,323,000 (US$1,300,000) was due and payable in two instalments of $661,000 (US$650,000) each on July 29, 2012 and July 29, 2013, respectively. The Company recorded the sale of API in the amount of $1,300,000 (US$1,300,000) as other income in the first quarter ended March 31, 2012. The Company, in a previous year, had recorded the cost of this API as a research and development expense.

The US$1,300,000 amount is owed by Lux to the Company but the timing and collectability of the amount is uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial. Therefore, the Company recorded a provision for doubtful collection of $1,310,000 in the year ended December 31, 2012.

6.	Drug supply payable

On January 31, 2012 the Company entered into an agreement with Paladin Labs Inc. (“Paladin”) which set forth different payment and delivery terms of manufactured API for previously ordered batches of API pursuant to the terms of the Isotechnika Supply Agreement with Paladin. The obligation for the API was split into three separate payments with the first payment due the later of April 30, 2012 or within five business days of the Company receiving a certificate of analysis from the API manufacturer.

On April 5, 2012, the risks and rewards relating to the API were transferred to the Company, and the Company paid the first instalment of $849,000.

The second instalment of $849,000 was initially due on June 30, 2012 with the third and final instalment due on September 30, 2012, respectively. Interest is payable on the balance outstanding at 6% per annum. The total remaining balance owing of $1,698,000 is reflected as drug supply payable at June 30, 2013.

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

Paladin has agreed to accept revised payment terms on the drug supply payable amount of $1,698,000, subject to certain conditions, including that on or before September 30, 2013 the Company obtains financing in the sum of not less than $3,000,000 and completes the proposed merger with Aurinia. Paladin retains title to the manufactured API and agrees to transfer title and to ship the manufactured API to the Company as it is paid for.

The terms of repayment are as follows:

(i)	Isotechnika will pay to Paladin the sum of $100,000 per month, commencing 15 days after the successful completion of the Company raising the $3,000,000 in financing.

(ii)	The outstanding balances will be due on or before December 31, 2014;

(iii)	Isotechnika will pay interest on the outstanding balances at a rate of 10%, compounded monthly for the first 12 months, commencing upon first payment, and then pay interest on the outstanding balances at a rate of 18%, compounded monthly after the first 12 months. The Company will have the right to prepay the balance owing on the outstanding balances, plus accrued interest to the date of prepayment, at any time and from time to time without penalty.

7.	Share capital

a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued	Number of shares (in thousands)	$

Balance at January 1, 2012	173,921	203,131
Issued pursuant to October, 2012 Private Placement	18,950	514

Balance at December 31, 2012 and March 31, 2013	192,871	203,645
Issued pursuant to June 26, 2013 Private Placement	22,656	886

Balance at June 30, 2013	215,527	204,531

On April 16, 2013, the Company entered into an agreement with Canaccord Genuity Corp (the “Agent”), pursuant to which the Agent would assist the Company in selling, on a commercially reasonable efforts basis, securities of the Company through a private placement.

The private placement will consist of up to 44,445,000 units of the Company at a price of $0.045 per unit, or approximately $2,000,000 in gross proceeds if fully subscribed. Each unit in the private placement (the “Unit Offering”) will consist of one common share of the Company (a “Share”) and one warrant (each, a “Warrant”), with each whole Warrant being exercisable for one Share at a price of $0.05 for a period of up to 5 years from the date of issuance. Given the number of securities to be issued pursuant to the Unit Offering, the Warrants issuable in the Unit Offering will not be exercisable until shareholder approval for their issuance has been obtained at the August 15, 2013 shareholder meeting. If shareholder approval is not obtained by September 15, 2013, the Warrants issuable in the Unit Offering will be cancelled.

On June 26, 2013, the Company closed the first tranche of this private placement, raising gross proceeds of $1,019,500 by the issuance of 22,656,000 units at a price of $0.045 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.05 cents for a period of five years from the closing date. The issue of the warrants is subject to shareholder approval. Accordingly, no fair value was attributed to the warrants as at June 30, 2013. The Company paid a commission of 7% of $619,500 in cash and issued 963,666 broker warrants. The broker warrants are exercisable at a price of $0.045 and will expire five years from the closing date. In addition the Company incurred legal and other advisory fees of $90,000 to complete the private placement.

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

In order to help fund its operations in the immediate-term, the Company received loans in April, 2013 from Dr. Richard Glickman, who is a major Aurinia shareholder and ILJIN consisting of the issuance of zero-coupon promissory notes in the principal amount of $200,000 each for a total of $400,000. Dr. Glickman and ILJIN each subscribed for Units in the June 26, 2013 private placement in the amount of $200,000 each and the promissory notes were cancelled.

The Company, in October of 2012, pursuant to a non-brokered private placement comprised of two tranches, raised proceeds of $758,000 by the issuance of 18,950,000 units at a price of $0.04 cents per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.05 cents for a period of two years from the closing dates. No commissions or finder’s fees were paid. The fair value attributed to the warrants was $244,000 with $514,000 attributed to the common shares issued.

b)	Warrants

On June 26, 2013, pursuant to the private placement noted above, the Company issued 22,656,000 warrants to purchase common shares at a price of $0.05 per common share subject to shareholder approval. Accordingly, no fair value was attributed to the warrants as at June 30, 2013. The warrants have a term of five years from the date of issuance.

On October 17, 2012, pursuant to close of the first tranche of a private placement, the Company issued 15,175,000 warrants to purchase common shares at a price of $0.05 per common share. On October 30, 2012, pursuant to the close of the second tranche of the private placement, the Company issued 3,775,000 warrants to purchase common shares at a price of $0.05 per common share. The warrants have a term of two years from the date of issuance. The fair value attributed to the warrants using the Black-Scholes option pricing model was $244,000.

On June 18, 2008, pursuant to a debt financing, the Company issued 401,388 warrants to purchase common shares at a price of $1.00 per common share. The warrants have a term of seven years. The fair value attributed to the warrants using the Black-Scholes option pricing model was $171,000.

c)	Stock options and compensation expense

The maximum number of Common Shares issuable under the the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at June 30, 2013 there were 215,527,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 21,552,700 options available for issuance under the Stock Option Plan. An aggregate total of 14,983,000 options are presently outstanding, representing 7.0% of the issued and outstanding Common Shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plans are accounted for as equity-settled share-based payments.

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

A summary of the status of the Company’s stock option plans as of June 30, 2013 and 2012 on those dates and changes during the six month periods ended June 30, 2013 and June 30, 2012 are presented below:

	2013		2012
	#	Weighted average exercise price $	#	Weighted average exercise price $

Outstanding –Beginning of period	16,037	0.11	9,376	0.19
Granted	—	—	100	0.13
Expired	(342)	0.32	(100)	3.70
Forfeited and cancelled	(712)	0.14	(450)	0.15

Outstanding – End of period	14,983	0.10	8,926	0.16

Options exercisable – End of period	10,923	0.10	5,369	0.16

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted.

The following weighted average assumptions were used to estimate the fair value of the options granted during the six months ended June 30, 2012:

	June 30, 2013	June 30, 2012

Annualized volatility	—	90.5%
Risk-free interest rate	—	1.30%
Expected life of options in years	—	4.25 years
Estimated forfeiture rate	—	11.65%
Dividend rate	—	0.0%
Exercise price	—	$0.13
Market price on date of grant	—	$0.13
Fair value per common share option	—	$0.09

For the three and six month periods ended June 30, 2013, the Company did not grant any stock options. The Company granted 100,000 stock options to a Director of the Company at $0.13 per share in the first quarter ended March 31, 2012.

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected time until exercise is based upon the contractual term, taking into account expected employee/director exercise and expected post-vesting employment termination behaviour.

Application of the fair value method resulted in charges to stock-based compensation expense of $81,000 and $187,000 for the three and six months ended June 30, 2013 respectively, (2012 – $37,000 and $88,000) with corresponding credits to contributed surplus. For the three and six month periods ended June 30, 2013, stock compensation expense has been allocated to research and development expense in the amounts of $35,000 and $77,000, respectively, (2012 – $16,000 and $35,000) and corporate and administration expense in the amounts of $46,000 and $110,000, respectively, (2012 – $21,000 and $53,000).

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

8.	Other expense (income)

	Three months ended		Six months ended
	June 30, 2013 $	June 30, 2012 $	June 30, 2013 $	June 30, 2012 $
Other expense (income) composed of:

Financial assets at fair value through profit or loss
Loss (gain) on derivative financial asset	—	—	—	4,178

Finance income
Interest income on short-term bank deposits	—	(1)	—	(6)

Finance costs
Interest on drug supply payable	25	—	49	—
Interest on finance lease	—	1	1	3
Debt finance fee	—	—	—	40

	25	1	50	43

Other
Restructured receivable (note 5(c))	—	458	—	458
Foreign exchange loss (gain)	18	(58)	22	(39)
Gain on disposal of equipment	—	—	(67)	—

	18	400	(45)	419

	43	400	5	4,634

9.	Loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the period exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the interim periods presented, because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	Three months ended		Six months ended
	June 30, 2013 $	June 30, 2012 $	June 30, 2013 $	June 30, 2012 $
Loss for the period	(993)	(2,343)	(1,786)	(2,797)

	#	#	#	#
Weighted average number of common shares for loss per share	193,867	173,921	193,371	173,921

	$	$	$	$
Basic and diluted loss per share	(0.005)	(0.013)	(0.009)	(0.016)

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the periods presented, are as follows:

	June 30, 2013 #	June 30, 2012 #
	In thousands	In thousands
Stock options	14,983	8,926
Warrants	42,971	401
Share purchase rights to ILJIN	79,200	79,200

	137,154	88,615

The share purchase rights pursuant to the DDLA with ILJIN are included in the potential dilution numbers as at June 30, 2013; however, because of the definitive settlement agreement entered into between ILJIN, Aurinia and the Company these rights will be cancelled subject to certain future events. (See note 4).

10.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic area data reflects revenue based on customer location.

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic area data reflects revenue based on customer location.

Geographic information

	Three months ended		Six months ended
	June 30, 2013 $	June 30, 2012 $	June 30, 2013 $	June 30, 2012 $
Revenue
Canada	39	42	80	92
United States	15	15	30	1,330
China	33	33	66	66
Korea	—	—	—	4,402

	87	90	176	5,890

Isotechnika Pharma Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

11.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Six months ended
	June 30, 2013 $	June 30, 2012 $	June 30, 2013 $	June 30, 2012 $

Accounts receivable	(1)	601	(5)	(85)
Receivable from partner	—	(215)	—	(865)
Drug inventory	—	(2,718)	—	(2,718)
Prepaid expenses and deposits	(4)	(128)	26	(130)
Accounts payable and accrued liabilities	536	170	1,069	227
Drug supply payable	—	1,698	—	1,698

	531	(592)	1,090	(1,873)

12.	Contingencies

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

iv)	The Company and ILJIN incurred legal and other costs related to the arbitration process. The allocation of costs has not yet been determined by the arbitration panel. The Company believes its maximum exposure to costs incurred by ILJIN would not exceed $1,200,000, however, management’s assessment is that a cost award in favour of ILJIN is unlikely. Accordingly no provision has been made. Further, upon completion of the transactions contemplated as described in note 4, all claims for costs by ILJIN against the Company would be dismissed.